Exhibit A

This Schedule 13G is filed by Voya Financial, Inc. pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of the following entities, each of which is a direct or indirect wholly owned subsidiary of Voya Financial, Inc.

Voya Retirement Insurance and Annuity Company
State of Incorporation: Connecticut
Address: One Orange Way, Windsor, CT 06095
Item 3 Classification: Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

ReliaStar Life Insurance Company
State of Incorporation: Minnesota
Address: 20 Washington Ave S, Minneapolis, MN 55401
Item 3 Classification: Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

ReliaStar Life Insurance Company of New York
State of Incorporation: New York
Address: 1000 Woodbury Road, Woodbury, NY 11797
Item 3 Classification: Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

Voya Holdings Inc.*
State of Incorporation: Connecticut
Address: One Orange Way, Windsor, CT 06095
Item 3 Classification: Parent Holding Company or Control Person

* As parent company, directly or indirectly, to Voya Retirement and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York